EXHIBIT 8.1

List of Subsidiaries

Subsidiary	Ownership Interest	Jurisdiction
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico
Nueva Vizcaya Mining S.A. de C.V.	100%	Mexico
Promotora Avino, S.A. de C.V. (“Promotora”)	79.09%	Mexico
Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”)	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico
La Luna Silver & Gold Mines Ltd.	100%	Canada
La Preciosa Silver & Gold Mines Ltd.	100%	Canada